UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zymeworks Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98985W102

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 25, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98985W102	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,909,810 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,909,810 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,909,810 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 6,000 shares of common stock (“Common Stock”) of Zymeworks Inc. (the “Issuer”) underlying Stock Options (as defined below) which are exercisable in the next 60 days, and 3,195,338 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 45,945,913 shares of the Common Stock of the Issuer outstanding as of December 2, 2020, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

CUSIP No. 98985W102	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,909,810 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,909,810 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,909,810 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO
(1)	Includes 6,000 shares of Common Stock of the Issuer underlying Stock Options (as defined below) which are exercisable in the next 60 days and 3,195,338 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 45,945,913 shares of the Common Stock of the Issuer outstanding as of December 2, 2020, as reported in the Issuer’s Prospectus filed with the SEC on December 4, 2020, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

CUSIP No. 98985W102	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,909,810 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,909,810 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,909,810 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Includes 6,000 shares of Common Stock of the Issuer underlying Stock Options (as defined below) which are exercisable in the next 60 days and 3,195,338 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 45,945,913 shares of the Common Stock of the Issuer outstanding as of December 2, 2020, as reported in the Issuer’s Prospectus filed with the SEC on December 4, 2020, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

CUSIP No 98985W102	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,909,810 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,909,810 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,909,810 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 6,000 shares of Common Stock of the Issuer underlying Stock Options (as defined below) which are exercisable in the next 60 days and 3,195,338 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 45,945,913 shares of the Common Stock of the Issuer outstanding as of December 2, 2020, as reported in the Issuer’s Prospectus filed with the SEC on December 4, 2020, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

On January 25, 2021, Dr. Kelvin M. Neu resigned from his employment at the Adviser and will continue to serve on the board of directors (the “Board”) of Zymeworks Inc. (the “Issuer”), but will no longer represent the Adviser or its affiliates on the Board effective January 25, 2021. Moreover, certain of the Reporting Persons have taken steps designed to ensure that Dr. Neu does not share with the Reporting Persons information regarding the Issuer, whether he gains it in connection with his status as a member of the Issuer’s Board or otherwise.  Accordingly, effective January 25, 2021, the Reporting Persons are no longer directors by deputization of the Issuer as pertains to Dr. Neu for purposes of the Act.

The options to purchase Common Stock of the Issuer (“Stock Options”) held by Dr. Neu during the period of his previous employment with the Adviser will continue to vest subject to his continuing service on the Board. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Dr. Neu will have no pecuniary interest in the Stock Options or Common Stock received during his past period of employment with the Adviser or from the exercise of these Stock Options. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received by Dr. Neu as directors’ compensation during his past period of employment with the Adviser. Dr. Neu, as a former full-time employee of the Adviser, entered into a Nominee Agreement (the “Nominee Agreement”) with the Adviser on January 23, 2021. Pursuant to this Nominee Agreement, Dr. Neu agreed that, with respect to the Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Stock Options and that any proceeds from their sale will be remitted to the Adviser net of brokerage commissions for the ultimate benefit of the Funds consistent with the policies of the Adviser for current employees.

From the period of his past employment with the Adviser, Dr. Neu holds 18,000 Stock Options, 6,000 of which are vested, at an exercise price of $24.28, which vest in 36 equal monthly installments beginning on April 16, 2020, with an expiration date of March 15, 2030 and 9,000 Stock Options, none of which are vested, at an exercise price of $35.49, which vest on the date of the 2021 Annual General Meeting of Stockholders and expire on May 7, 2030. The vesting of the above Stock Options is subject to Dr. Neu’s continuing service on the Board on each vesting date.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some of all of the Prefunded Warrants, exercise of some or all of the Stock Options or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of pre-funded warrants with no expiration date exercisable at any time on a 1-for-1 basis for $0.0001 per share into Common Stock (“Pre-Funded Warrants”), subject to the limitation on exercise described below.

Name	Common Stock	Pre-Funded Warrants
667, L.P.	168,252	433,807
Baker Brothers Life Sciences, L.P.	1,540,220	4,808,154
Total	1,708,472	5,241,961

The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

The Adviser has voting and investment power over the Common Stock, Stock Options, Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Stock, Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options received by Julian C. Baker received as director’s compensation.

The Adviser GP, Felix J. Baker, and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners if securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021

BAKER BROS. ADVISORS LP

	By:	Baker Bros. Advisors (GP) LLC, its general partner

	By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

	By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker